

Mail Stop 3720

September 11, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

> **Re: TM Entertainment and Media, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2009**
> **File No. 001-33746**

Dear Mr. Green:

We have reviewed your revised preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Summary of the Proxy Statement, page 2

1. We note your response to comment six from our letter dated August 21, 2009. Please provide disclosure addressing the significance of the listed advertisers to

CME or indicate that you do not know the extent to which the listed advertisers have purchased advertising time on your advertising network. You should not prominently highlight only well-known companies if they are not representative of your typical advertisers.

Conditions to Closing, page 5

2. Please clearly explain the conditions to closing that involve the permitted financing and working capital requirement in a manner that is easier to understand. Explain the purpose of the permitted financing.

The Charter Amendment and Authorized Share Increase Proposal, page 7

3. Disclose that the increase in authorized shares of common stock is necessary to have sufficient shares to issue in the transaction including the potential earn-out shares. Also disclose that the additional authorized shares could be used in securing shareholder votes on the transaction, including through a "permitted financing."

Required Vote, page 9

4. Please disclose the total amount that could be paid to purchase Bulldog's shares after the transaction is consummated.

Actions that May be Taken to Secure Approval of TM's Stockholders, page 10

5. Please disclose that the share exchange agreement already expressly contemplates a $50 million "permitted financing" to help secure shareholder approval. Disclose briefly the various methods the company could use to secure shareholder approval through a permitted financing. Disclose that this is in addition to the forward contract to purchase Bulldog's shares after the transaction. Disclose the number and percentage of shares that you could potentially purchase for $50 million and the potential impact on the vote required to approve the transaction with CME.

6. If TM or CME (or any party acting on behalf of TM or CME) enters into any agreements with existing stockholders who have indicated, or are believed to have indicated, an intention to vote against the Transaction Proposal, thereby requiring TM or CME to purchase shares, please reflect such agreements in your pro forma financial statements as appropriate.

7. We note your response to comment 11 from our letter dated August 21, 2009. As previously requested, please revise your disclosure in this section to indicate that TM stockholders may not have time to consider the impact of the purchase of

TM's common stock by TM, CME or affiliates of TME and CME before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy). Disclose that these actions to secure shareholder approval could materially impact the amount of funds available, the amount of outstanding debt and the relative ownership of the combined company following the business combination

Background of the Transaction, page 65

8. We note your response to comment 12 from our letter dated August 21, 2009. Please expand your disclosure to discuss in more detail the negotiations regarding the minimum working capital TM is required to deliver at the closing. Such disclosure should address why the parties did not negotiate this requirement until April 2009, which is significantly later than the parties' execution of the letter of intent.

Recommendation of the Board of Directors and Reasons for the Transaction, page 70

9. We note your responses to comments 14 and 16 from our letter dated August 21, 2009 and your revised disclosure on pages 69, 70 and 71. Please expand your disclosure to provide all of the information required by Item 1015(b) of Regulation M-A regarding the financial model prepared by Pali on December 10, 2008 and the presentation provided by Pali on April 23, 2009. For example, disclose the price to earnings multiples, enterprise value to revenue multiples, enterprise value to EBITDA multiples and capital structures of each comparable company the board of directors considered, as well as the relevant multiples in TM's transaction with CME. Disclose Pali's findings or recommendations. Also disclose any projections provided by the management of CME that were used in these financial analyses, or advise us why they are not material. Such disclosure should include the bases for and the nature of the material assumptions underlying the projections. To the extent that the TM board of directors conducted its own analyses, provide similar disclosure with respect to its analyses.

10. Discuss how the TM board considered the Pali analyses, particularly the implied valuation findings presented by Pali on April 23, 2009, in determining whether to recommend the transaction.

11. Explain in the second bullet point on page 70 how "CME has an attractive valuation, relative to its public comparables on a price to earnings multiple basis, give its future prospects and those of the industry."

12. Discuss the TM board's consideration of the actions that it might take to secure the approval of the transaction, including that it was not disclosed in the IPO prospectus that the trust funds may be used to secure approval of the vote and the

impact on the amount of funds available, the amount of outstanding debt and the relative ownership of the combined company following the business combination.

Satisfaction of Requirement that the Transaction has a Fair Market Value Equal to at least 80% of TM's Net Assets, page 72

13. We note your response to comment 15 from our letter dated August 21, 2009 and your revised disclosure that the TM board of directors determined that the 80% requirement was met based solely on its evaluation of the consideration to be paid in the transaction. Please highlight the conflicts of interest that TM's management and board of directors had in negotiating the transaction on behalf of TM, which resulted in the value of the consideration being paid by TM exceeding 80% of TM's net assets. In addition, expressly state, if true, that the TM board of directors did not consider Pali's implied valuation presented to the board on April 23, 2009 in making its determination that the 80% requirement was met.

The Authorized Share Increase Proposal, page 91

14. Please disclose the number of authorized and unreserved shares the company would have after the transaction. Discuss the potential anti-takeover and other effects of having a significant number of authorized but unreserved shares. Discuss any potential plans for the newly authorized shares, such as for use in securing shareholder votes on the transaction in a "permitted financing."

CME's Management's Discussion and Analysis of Financial Condition…, page 122

Liquidity and Capital Resources, page 143

15. Please discuss and quantify the potential impact on CME's liquidity and capital resources that could result from entering into a forward contract to purchase Bulldog's shares and a permitted financing to secure shareholder approval of the transaction.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of

Regulation S-T.

    You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

          Sincerely,

          /s Kathleen Krebs, for
          Larry Spirgel
          Assistant Director

cc: Jack Levy (via facsimile)